Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Closing of Liberty Utilities Private Placement Debt Financing

OAKVILLE, ON, Aug. 1, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Liberty Utilities, APUC’s regulated distribution utility, has completed a U.S. $125 million private placement debt financing. The proceeds will be used to repay the U.S. $100 million term loan drawn on April 1, 2013 and for general corporate purposes.

The notes are senior unsecured with an average life maturity of over ten years and a weighted average coupon of 3.81%, calculated semi-annually. Semi-annual interest payments will be payable on January 30 and July 30 each year, commencing on January 30, 2014.

The senior notes have been assigned a credit rating of BBB (high) with a stable trend by DBRS Limited.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns and has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 18:34e 01-AUG-13